July 7, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: MARKY CORP.

Re: MARKY CORP.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 13, 2023

File No. 333-271350

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated June 27, 2023 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Kos Ramirez Maximiliano, President of the Company, with respect to the Company’s Amendment 2 to Registration Statement on Form S-1 (File No. 333-271350) that was initially submitted to the Commission on 13th of June (the “Registration Statement”). The Company is submitting Amendment No. 3 to the Company’s Registration Statement (“Amendment No. 3”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments. The responses below have been organized in the same order the Commission’s comments were organized. The page references in the Company’s response are to Amendment No. 3 as marked.

Amendment No. 2 to the Registration Statement on Form S-1

Item 16. Exhibits

Exhibit No. 23.1 Consent of Auditor, page 72

Comment No. 1. Please include an updated consent from your Independent Registered Public Accounting Firm (Bolko & Company) referencing the most recent amendment number.

RESPONSE:

The Company has provided recently updated consent.

General

Comment No. 2.We note your response to our prior comment 10 and your statement that you believe you are not a shell company. It appears you have no revenues and nominal assets and that therefore you are a shell company as defined in Rule 405 of the Securities Act of 1933. The creation of a website does not a constitute a significant step toward commencing your stated business plan. Please disclose on the cover page and in the description of business section that you are a shell company and revise your risk factor to highlight the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

RESPONSE:

Marky Corp. was incorporated on April 28, 2022, and while we acknowledge our limited operating history, we have already developed a comprehensive business plan and have taken significant steps to execute it. Our business plan encompasses various strategies, including the development of an informational platform with unique content, and revenue generation on a subscription system base.

Marky Corp. is considered a start-up stage company pursuing its business plan.

Footnote 172 to SEC Release No. 33-8587 (the “Release”) states that “Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a ‘startup company,’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations.’”

As such, we do not believe that our company falls within the definition of a shell company. Our operations extend beyond mere shell activities, and we have engaged in substantive business activities consistent with our business plan.

According to SEC Release No. 33-8587 (the “Release”), the term “nominal” is not defined and it does not set a quantitative threshold of what constitutes a shell company.

In the Release, the SEC states:

We are not defining the term “nominal,” as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous. We believe further specification of the meaning of “nominal” in the definition of a “shell company” would make circumventing the intent of our regulations and the fraudulent misuse of shell companies easier.

As such, under the Rule, the threshold for what is considered “nominal” is, to a large degree, based upon facts and circumstances of each individual case.

To support our position, we would like to highlight the following:

As of the date, our financial statements reflect significant expenses incurred in website development, totaling $14,200 in operational costs for these services. The completion of our information platform signifies a significant milestone in our company's progress. With a fully developed product, we are poised to generate revenue by selling subscriptions within the next three months. Specifically to the Company, as of the date of our filing we have generated $400 in revenue upon trial sales launch.

We are committed to establishing a sustainable business model that mutually benefits our users and our company. Therefore, the Company is currently purchasing the RSS feeds. To date operational costs for such services rendered are $20,000. In addition to the sale of subscriptions, we intend to launch the sale of databases with selections of RSS feeds. Investing in RSS feeds will not only grant us access to competitive content but also contribute to the ongoing development and enhancement of our platform, guaranteeing that we can offer our clients an extensive array of resources and features.

Based on these factors, we believe that our operations exceed the threshold of being "nominal" and that we do not fall within the category of companies the SEC aims to prevent.

However, respective risk factor was disclosed on page 26:

WE MAY BE DEEMED TO BE A “SHELL COMPANY” AND AS SUCH SHAREHOLDERS MAY NOT BE ABLE TO RELY…

By: /s/ Kos Ramirez Maximiliano

Kos Ramirez Maximiliano,

Chief Financial Officer/

Chief Accounting Officer/Director

(Principle Financial Officer)